U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: December 16, 2021

CARDONE REIT I, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Class A Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

On December 10, 2021, Cardone REIT I, LLC (the “Company”) accepted $8,527,000 worth of subscriptions in the Company and issued 8527 Class A units to investors. The Company now has a total of 8,552 units outstanding, including the 25 units previously issued to Grant Cardone in exchange for an investment of $25,000, which was made on the same terms as other Class A Investors. The Company has now broken impounds and will now invest its capital in various multifamily real estate projects. Some of its anticipated investment properties are described below in this Form 1-U.

On December 10, 2021, Cardone Capital LLC (the “Manager”), the Manager of the Company acquired four multifamily properties located in the Fort Lauderdale, Florida metropolitan area for approximately $718.5 million, excluding acquisition fees and expenses. The investments were partially financed with an initial advance of approximately $543.8 million from four separate loans provided by third parties. Future advances from two of the loans in the amount of approximately $14.6 million are available to finance value-add improvements at two of the properties. The four loans are individually secured by each property and are not cross collateralized. Entities affiliated with Grant Cardone, the Manager of the Manager, “pre-funded” a portion of the investment which will be replaced by investments from the Company and parallel investment funds managed by the Manager.

A newly formed special purpose entity managed by the “Manager” was formed for each entity purchased, and the Manager anticipates that the Company will hold a minority investment in each special purpose entity. The other members in each special purpose entity will be Grant Cardone and a separate Cardone Equity Fund for each respective property, each a real estate investment fund managed by the Manager, units of which will be offered under Rule 506(c) under Regulation D.

10X Las Olas Walk

10X Las Olas Walk (formerly Las Olas Walk) is a 456-unit, Class A luxury apartment community located in Fort Lauderdale, Florida. This newly built multifamily property is located steps from Fort Lauderdale’s iconic Las Olas Boulevard. The property is downtown Fort Lauderdale’s only midrise community and features direct access to Fort Lauderdale’s New River. With over 100 retail and dining options along with over eight million square feet of office space within walking distance, the property offers residents exceptional convenience.

The Company intends to invest the majority of the $8,552,000 it has raised as of December 10, 2021 in Las Olas Walk Owner, LP, the special purpose entity which purchased 10X Las Olas Walk, and intends to make additional investments in this property as funds become available. The other members of Las Olas Walk Owner, LP will be Grant Cardone and Cardone Equity Fund XVI.

10X Living Riverwalk

10X Living Riverwalk (formerly Four West Las Olas) is a 260-unit, Class A apartment community located in Fort Lauderdale, Florida. This newly built multifamily property is located directly on downtown Fort Lauderdale’s New River. The high-rise community sits at the connecting point of the Las Olas Riverfront and Las Olas Boulevard, providing residents with amongst the highest connectivity of any new development in Fort Lauderdale through its walkability to offices, grocers, the Brightline, and dining and nightlife.

The Company intends to make investments in Cardone Riverwalk Member, LLC, the special purpose entity which purchased 10X Living Riverwalk, as funds become available. The other members of Cardone Riverwalk Member, LLC will be Grant Cardone and Cardone Equity Fund XVII.

2

10X Living Sunrise

10X Living Sunrise (formerly Colonnade Residences) is a 1990’s vintage, 387-unit, garden-style apartment community located in the ultra-convenient suburb of Sunrise, Florida, which is a 20-minute drive to downtown Fort Lauderdale. The property is located adjacent to the Sawgrass Mills shopping mall, which is one of South Florida’s top destinations. Sawgrass International Corporate Park, a 612-acre office park, and FLA Live Arena (f/k/a BB&T Center), home of the NHL’s Florida Panthers, are a short drive from the property. The Manager intends to commence a value-add program that targets improving the interior units, amenities, and overall aesthetics of the property.

The Company intends to make investments in Cardone Sunrise Member, LLC, the special purpose entity which purchased 10X Living Riverwalk, as funds become available. The other members of Cardone Sunrise Member, LLC will be Grant Cardone and Cardone Equity Fund XVIII.

10X Living Weston

10X Living Weston (formerly San Michele Collection) is a 1990’s vintage, 585-unit, multifamily property consisting of a mix of two- and three-story rental townhomes located in family oriented and highly desirable Weston, Florida, a suburb which is a 30-minute drive to downtown Fort Lauderdale. Weston is known for its lush landscaping and miles of lakes and canals, including those that surround the property. Sawgrass Mills shopping mall, Sawgrass International Corporate Park, and FLA Live Arena are all a short drive from the property. The Manager intends to commence a value-add program that targets improving the interior units, amenities, and overall aesthetics of the property.

The Company intends to make investments in Cardone Weston Member, LLC, the special purpose entity which purchased 10X Living Riverwalk, as funds become available. The other members of Cardone Weston Member, LLC will be Grant Cardone and Cardone Equity Fund XIX.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager
December 16, 2021

By:	/s/ Susan Schieman
Susan Schieman
Chief Financial Officer (Principal Financial Officer) of Cardone Capital LLC Manager
December 16, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager
December 16, 2021

By:	/s/ Susan Schieman
Susan Schieman
Chief Financial Officer (Principal Financial Officer) of Cardone Capital LLC Manager
December 16, 2021

4